[Union Bankshares Corporation Letterhead]

August 7, 2009

By Facsimile and EDGAR

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Union Bankshares Corporation

Preliminary Proxy Statement Filed June 30, 2009

Form 10-K for the year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

File No. 000-20293

Dear Mr. Webb:

In connection with responding to the comments set forth in the staff’s letter dated July 21, 2009 with regard to the above-referenced filings, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (804) 632-2112 or Scott H. Richter of LeClairRyan at (804) 343-4079 if you have any questions.

Very truly yours,

/s/ D. Anthony Peay
D. Anthony Peay
Executive Vice President and Chief Financial Officer Union Bankshares Corporation

cc:	Scott H. Richter, Esq.

August 7, 2009

By EDGAR and Overnight Delivery

Mr. Mark Webb

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Bankshares Corporation

Preliminary Proxy Statement Filed June 30, 2009

Form 10-K for the year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

File No. 000-20293

Dear Mr. Webb:

On behalf of our client, Union Bankshares Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 21, 2009, with respect to the above-referenced filings. In connection with this response to your letter, the Company is filing electronically with the Commission today Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”).

In addition to the electronic filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version of the Preliminary Proxy Statement filed on June 30, 2009.

For the convenience of the Staff, the text of the comments is set forth below in bold italics, followed in each case by the response to the comment. All page references in our responses are to the marked version of the Amendment.

General

1.	Please provide the staff with copies of the board books of Keefe, Bruyette & Woods, Inc. (“KBW”), Cary Street Partners LLC or any other third party provided in connection with the transaction.

The Company has provided a supplemental response to the Staff under separate cover.

E-mail: scott.richter@leclairryan.com	951 East Byrd Street, Eighth Floor
Direct Phone: 804.343.4079	Richmond, Virginia 23219
Direct Fax: 804.783.7621	Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Mr. Mark Webb

August 7, 2009

2.	Please confirm that all material non-public information shared by you and First Market Bank (“FMB”) during due diligence is currently included within this document. This would include any forecasts or projections that crossed from one side to the other. Refer to Exchange Act Rule 10b-5.

Although the Company undertook the due diligence investigation discussed in “Background of the Merger” and “UBSH’s Reasons for the Merger; Recommendation of UBSH’s Board of Directors” in connection with entering into the merger agreement, and its financial advisor undertook the review discussed in “Opinion of UBSH’s Financial Advisor” in connection with delivering its fairness opinion, the Company did not provide any projections, analysis or other non-public information to FMB or its financial advisor that has not been appropriately disclosed in the proxy statement. Although FMB undertook the due diligence investigation discussed in “Background of the Merger” in connection with entering into the merger agreement, and its financial advisor participated in such investigation, FMB did not provide any projections, analysis or other non-public information to the Company or its financial advisor that has not been appropriately disclosed in the proxy statement.

3.	Please update the financial statements and all related disclosure in your next amendment as required by Rule 3-12(g) of Regulation S-X.

Pursuant to the Staff’s comment, updated financial statements and all related disclosure as required by Rule 3-12(g) of Regulation S-X are included in the Amendment.

4.	Please consider the need for filing consents of the independent accountants of the registrant and the target company as exhibits in your next amendment.

Pursuant to the Staff’s comment, we are filing as Appendices A and B to this letter, the consents of the independent accountants of the Company and FMB, respectively.

5.	Please consider the need to include a “Recent Developments” section in the forepart of the registration statement to update the financial information of the registrant and the acquisition target for any material changes in results of operations, financial condition, liquidity, regulatory capital compliance and asset quality ratios related to the most recent interim financial statements. Your disclosure should include, but not be limited to a discussion of the following events as applicable:

•	Any significant changes in the asset quality of the loan portfolio and its related impact on the provision and allowance for loan losses.

•	Current or potential impairments to the investment portfolio due to increasing volatile market conditions affecting the financial services industry.

•	The impact of any material changes in the regulatory capital ratios of the registrant and the target company.

We have included or incorporated by reference, as appropriate, updated financial statements and related disclosures through June 30, 2009 for the Company and FMB. No other material changes or significant events have occurred that are not reflected in such updated financial statements and related disclosures.

Mr. Mark Webb

August 7, 2009

Questions and Answers, page 1

6.	Please include a Question/Answer that only discusses the dilutive impact the acquisition will have on your current shareholders.

Pursuant to the Staff’s comment, we have added a new Question/Answer on page 2 of the Amendment that addresses the dilutive impact the acquisition will have on the Company’s current shareholders.

Summary

Ownership of the Combined Company After the Merger, page 7

7.	Revise the document as necessary in the summary and include more detailed disclosure elsewhere to specifically disclose any current shareholders of FMB that will have a 5% or greater ownership in the combined Company following the merger. Where appropriate, this disclosure would include, for example the identity of any such shareholder, its pro forma percentage of ownership and if such shareholder is not a natural person, the natural person that will have dispositive power over the shares.

Pursuant to the Staff’s comment, we have revised the Summary on page 7 of the Amendment and provided more detailed disclosure in “The Merger – Ownership of the Combined Company After the Merger” on page 42 with respect to the current shareholders of FMB that will have a 5% or greater ownership in the combined company following the merger.

Opinions of UBSH’s Financial Advisors, page 8

8.	Please confirm that no other payments by you or FMB have been made to KBW within the previous two years.

This will confirm that no payments have been made by the Company or FMB to Keefe, Bruyette & Woods, Inc. since January 1, 2007, other than the payment made by the Company disclosed in “Opinion of UBSH’s Financial Advisor” on page 41 of the Amendment.

Risk Factors, page 20

9.	Please include a Risk Factor that discusses the risks associated with integrating and merging FMB into Union Bank and Trust Company including, but not limited to risks associated with combining overlapping bank personnel, branch integrations, increased noninterest expenses, etc.

Pursuant to the Staff’s comment, we have included a risk factor on page 22 of the Amendment that discusses the risks associated with integrating and merging FMB into Union Bank and Trust Company.

Solicitation of Proxies, page 23

10.	Please confirm that you do not intend to utilize a professional proxy solicitor in connection with the Special Meeting. If the Company does intend to utilize a proxy solicitor, please include the appropriate disclosures.

Mr. Mark Webb

August 7, 2009

The Company confirms that it does not intend to utilize a professional proxy solicitor in connection with the Special Meeting.

The Merger

General, page 27

11.	Please clarify that you have no plans to combine Northern Neck State Bank and Rappahannock National Bank with Union Bank and Trust Company in the foreseeable future.

While the Company has no definitive plans currently in place to combine Northern Neck State Bank and Rappahannock National Bank with Union Bank and Trust Company, such a combination has been discussed internally by management of the Company from time to time, and may occur at some point in the future based on the strategic plan of the Company. Pursuant to the Staff’s comment, we have provided additional disclosure on page 28 of the Amendment.

12.	Please provide here and elsewhere as necessary more detail regarding FMB’s participation in the Capital Purchase Program. For example, disclose how the terms of FMB’s participation in the CPP differ from yours since it is a non-publicly traded company.

Pursuant to the Staff’s comment, we have provided in “The Merger – General” on page 28 and “The Merger – Merger Consideration” on pages 41-42 of the Amendment more detail regarding FMB’s participation in the Capital Purchase Program.

Background of the Merger, page 28

13.	Please revise to describe the negotiation of the principal terms of the merger, including price.

Pursuant to the Staff’s comment, we have revised the disclosure on page 30 of the Amendment.

Affiliate Agreement, page 50

14.	Provide additional disclosure regarding the shareholders that you have entered into affiliate agreements with so your shareholders are aware of their relationship to FMB. For example, consider including a tabular disclosure which discloses the percentage of voting power held by each person you have an affiliate agreement with that are directors and executive officers as a group, owners of more than 5% of First Market or others with material affiliations with FMB.

Pursuant to the Staff’s comment, we have provided additional disclosure on page 53 of the Amendment.

Mr. Mark Webb

August 7, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Market Bank, page 60

Years Ended December 31, 2008 and 2007

Results of Operations, Provision for Loan Losses, page 60

15.	We note FMB refers to the $1.4 million or 125% increase in net charge-offs in 2008 in relation to the $4.5 million provision for loan losses in 2008 compared to the $1.6 million provision in 2007. Please tell us and revise this section to discuss what specific factors, in addition to the increase in net charge-offs, FMB considered in determining the increased provision for 2008 as compared to 2007. Consider in your response the following:

•	The $3.2 million or 114% increase in nonperforming loans in 2008.

•	Any decreases in the fair value of the collateral underlying the nonaccrual loans.

•	The increased credit risk in your loan portfolio related to construction and commercial loans which account for 33% of FMB’s total loan portfolio.

•

Refer to the disclosure requirements of Instruction (2) to Item IV.A of Industry Guide 3 regarding disclosure of the factors that influenced management’s judgment in determining the provision for loan losses and its effect on the allowance for loan losses.

Pursuant to the Staff’s comment, we have revised the Results of Operations, Provision for Loan Losses discussion on page 65 and the Balance Sheet, Asset Quality discussion on pages 67-69 of the Amendment to address other specific factors considered in determining the increased provision for 2008 as compared to 2007.

Balance Sheet, Loan Portfolio, Asset Quality, page 63

16.	We refer to the second paragraph on page 63 that states FMB works with customers who experience difficulties in meeting the loan terms and take appropriate action to minimize the loss. If material, please revise the five year table of nonperforming assets on page 65 to include any troubled debt restructurings. Refer to Item III.C.1(c) of Industry Guide 3.

The discussion referenced by the Staff in the comment has been revised for clarification purposes as FMB does not have any troubled debt restructurings.

17.	Provide in this section a discussion of FMB’s policy for placing loans on nonaccrual status or provide a cross reference to where this disclosure is included elsewhere. Refer to Instruction (3) to Item III.C.1 of Industry Guide 3.

Pursuant to the Staff’s comment, we have revised the Balance Sheet, Asset Quality discussion on page 69 of the Amendment to include FMB’s policy for placing loans on nonaccrual status.

Mr. Mark Webb

August 7, 2009

18.	Describe the nature and extent of any potential problem loans which are not now disclosed in the table of nonperforming loans for which FMB has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. Refer to Item III.C.2 of Industry Guide 3.

Pursuant to the Staff’s comment, we have revised the Balance Sheet, Asset Quality discussion on page 70 of the Amendment to include information on potential problem loans not disclosed in the table of nonperforming loans at year-end 2008 which FMB was closely monitoring for indications of weakened source of repayment, collateral impairment, change in the debtor’s financial condition, as well as any other factors pointing to a heightened risk of non-performance.

19.	Disclose the nature and extent of the collateralization of the nonaccrual loans as of December 31, 2008 including the methodology for determining and periodically reviewing their fair value.

Pursuant to the Staff’s comment, we have revised the Balance Sheet, Asset Quality discussion on pages 69-70 of the Amendment to provide the nature and extent of the collateralization of the nonaccrual loans as of December 31, 3008.

20.	We refer to total nonaccrual loans of $5.1 million in 2008 as stated in the table of nonperforming assets on page 65. Please tell us and revise this section to reconcile total nonaccrual loans with total impaired loans of $1.3 million in Note 5, Loans on page F-17 and discuss the reasons for the $3.8 million difference.

Pursuant to the Staff’s comment, we have revised the Balance Sheet, Asset Quality discussion on page 69 of the Amendment to clarify that the $1.3 million of impaired loans is included in the $5.1 million nonaccrual loan balance as of December 31, 3008.

Three Month Periods Ended March 31, 2009 and 2008

Results of Operations, Provision for Loan Losses, page 67

21.	We note the disclosure that the factors which resulted in the increased $1.2 million provision for loan losses during the first quarter of 2009 included delinquency trends, net charge-offs and loan growth. Please tell us and revise this section to also include the following:

•	A discussion regarding how FMB considered in its analysis the $5.3 million or 88% increase in nonperforming assets to $11.3 million as compared to $6 million as of December 31, 2008.

•

Consider in your response how the nature and extent of collateralization related to these additional nonperforming assets has affected FMB’s analysis with respect to the reasonability of the allowance for loan losses.

Pursuant to the Staff’s comment, we have revised the Results of Operations, Provision for Loan Losses discussion on page 73 and the Balance Sheet, Asset Quality discussion on pages 77-78 of the Amendment to address other specific factors considered in determining the increased provision for the six month period ended June 30, 2009.

Mr. Mark Webb

August 7, 2009

Balance Sheet, Asset Quality, page 63

22.	In addition to the nonperforming assets discussed on page 65, please disclose the nature and extent of any potential problem loans for which FMB has serious doubts about the ability of the borrowers to comply with the present loan repayment terms. Refer to Item III. C.2 of Industry Guide 3.

Pursuant to the Staff’s comment, we have revised the Balance Sheet, Asset Quality discussion on page 78 of the Amendment to include information on potential problem loans not disclosed in the table of nonperforming loans at June 30, 2009 which FMB was closely monitoring for indications of weakened source of repayment, collateral impairment, change in the debtor’s financial condition, as well as any other factors pointing to a heightened risk of non-performance.

23.	We refer to total nonaccrual loans of $10.5 million as of March 31, 2009 as stated in the table of nonperforming assets on page 71. Please tell us and revise this section to provide the following information:

•	Reconcile total nonaccrual loans with total impaired loans of $8 million in Note 4, Loans on page F-34 and discuss the reasons for the $2.5 million difference.

•

Discuss the reasons why FMB provided a valuation allowance of $3.8 million for these impaired loans during the first quarter of 2009 but did not provide any valuation allowance to total impaired loans of $1.3 million as of December 31, 2008 as stated in Note 5 on page F-17.

Pursuant to the Staff’s comment, we have revised the Balance Sheet, Asset Quality discussion on page 78 of the Amendment to clarify that the $10.2 million of impaired loans as of June 30, 2009 is included in the $18.9 million nonaccrual loan balance at period-end.

Unaudited Pro Forma Condensed Combined Financial Information, page 73

24.	Please revise the introductory section to provide the applicable disclosure regarding this merger transaction required by paragraph 68 of SFAS 141R, preferably in the tabular format suggested in paragraph A107.

Pursuant to the Staff’s comment, we have revised the disclosure on page 81 of the Amendment.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 74

25.	We refer to footnote (2) on page 75 regarding the $27.3 million fair valuation adjustment to the loan portfolio due to changes in interest rates and credit quality. Please revise this note to provide the following disclosure:

•	Separately state the amount of the adjustment related to interest rate changes and the portion related to credit quality.

•	Discuss why the adjustment related to credit quality was not previously recorded in FMB’s historical financial statements.

Mr. Mark Webb

August 7, 2009

•	Describe the valuation methods and assumptions used in determining the interest rate and the credit quality adjustment.

•	State the type of valuation input used in FMB’s fair valuation methodology and the level in which it is included in the SFAS 157 fair value hierarchy.

•	State how yield adjustments are determined and accreted into income over the lives of the related loans.

•	Provide the information regarding acquired receivables stated in paragraph 68.h of SFAS 141R.

Pursuant to the Staff’s comment, other than with respect to the second bullet point above, we have revised the footnote on page 83 of the Amendment.

With respect to the second bullet point, the adjustment to credit quality used in the pro forma was not previously recorded in the Company’s historical financial statements because the allowance for loan losses was calculated under the incurred loss model, whereas the acquisition accounting credit quality adjustment will be determined using an approach that estimates expected cash flows over the life of the loan portfolio. Under the incurred loss model, losses expected as a result of future events are not recognized. When using an expected cash flows approach however, those losses are factored into the valuation. Furthermore, when determining the present value of expected cash flows, the loans are discounted using an effective interest rate, which is not reflected in an incurred loss model. Thus, the anticipated difference in models and the application of a market interest rate led to the estimated credit quality adjustment of $25.2 million. This figure will be determined upon greater analysis in the final acquisition accounting upon closing of the transaction.

26.	We refer to the footnote (4) on page 75 regarding the estimate fair value of the core deposit intangible. Please include in the footnote the following information:

•	State the estimated amortization period of the intangible and how it was determined.

•	Describe the amortization method to be used considering the specific composition and characteristics of the deposit base.

Pursuant to the Staff’s comment, we have revised the footnote on page 83 of the Amendment.

27.	We refer to footnotes (5) and (6) on page 75 regarding the fair value adjustments to borrowings and deposits at current market rates, respectively. For each adjustment please include the following information in the respective footnote:

•	Describe the methodology used to determine their fair value.

•	State how the yield adjustments were determined and if they are accreted into income over the lives of the related time deposits and borrowings.

Pursuant to the Staff’s comment, we have revised the footnotes on page 83 of the Amendment.

28.	We refer to footnote (9) on page 76 regarding the determination of the estimated amount of goodwill. Please revise this note to include the following disclosure:

•	Disclose how the fair value of the purchase price or total consideration transferred was determined.

Mr. Mark Webb

August 7, 2009

•

Describe the methodology used to allocate the excess of the fair value of the consideration transferred over the book value of the acquisition to the identifiable intangibles and liabilities to arrive at the goodwill amount.

•	Provide a qualitative description of the factors that make up the goodwill recognized. Refer to paragraph 68.e of SFAS 141R.

•	State the total amount of goodwill that is expected to be deductible for tax purposes. Refer to paragraph 68.k of SFAS 141R.

Pursuant to the Staff’s comment, we have revised the footnote on page 83 of the Amendment.

29.	We refer to the note to pro forma adjustment (10) regarding one-time merger related expenses and restructuring charges totaling $12 million. Please revise this footnote to clearly indicate that these non recurring charges were not considered in the pro forma income statements. Refer to Rule 11(b)(5) of Regulation S-X.

Pursuant to the Staff’s comment, we have revised the footnote on page 83 of the Amendment.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 79

30.	We refer to footnotes (1) (2) (3) and (5) regarding the adjustments to reflect level yield amortization of loans, held to maturity securities, deposits and purchased funds, respectively. Please include in each footnote the following information:

•	Explain what the level yield adjustment reflects and why it is necessary.

•	Discuss any major assumptions used in its determination considering the present value difference between portfolio yields and market rates at the time of the merger.

Pursuant to the Staff’s comment, we have revised the footnotes on pages 85 and 87 of the Amendment.

31.	We refer to the note to pro forma adjustment (4) regarding the amortization of the CDI over its estimated life of 7 years on a straight-line basis. Please revise this note to explain why you used a straight-line amortization basis and not the double declining balance methodology or another acceptable accelerated method as an approximation of the timing of recognition of value from the acquired deposits.

Pursuant to the Staff’s comment, we have revised the footnote on pages 85 and 87 of the Amendment.

Mr. Mark Webb

August 7, 2009

Independent Auditor’s Report, page F-2

32.	We note the last paragraph refers to the unqualified opinion expressed by the independent auditors in their attestation report dated March 25, 2009 on the effectiveness of FMB’s internal control over financial reporting as of December 31, 2008. Considering the attestation report was referenced to in the audit report please also include in the proxy materials the attestation report prepared by the independent auditors for the year ended December 31, 2008.

Pursuant to the Staff’s comment, the attestation report of FMB’s independent auditors is included on pages F-3 and F-4 of the Amendment.

Financial Statements for the two-year period ended December 31, 2008

33.	We note that FMB has included audited financial statements for the two-year period ended December 31, 2008. Given the significance of this acquisition under Item 3-05(b) of Regulation S-X, it would appear to us that the full financial statements specified by Item 3-01 and 3-02 of Regulation S-X would be required. Please revise or provide us with the results of your significance tests for this acquisition.

Pursuant to the Staff’s comment, we have included FMB’s audited financial statements for the two-year period ended December 31, 2007 on pages F-32 through F-55 of the Amendment.

Note 1, Nature of Banking Operations and Significant Accounting Policies, Recent Accounting Pronouncements, page F-11

34.	Please revise this note to discuss the effects on FMB’s financial statements of adopting SFAS 159 considering you adopted SFAS 157 in 2008 as stated in Note 16 on page F-25. Discuss the expected effects, if any, of adopting SFAS 141R and SFAS 160.

Pursuant to the Staff’s comment, we have revised the footnote on pages F-13 and F-14 of the Amendment.

Note 16, Fair Value Measurements, page F-25

35.	We refer to “Fair Value on a Nonrecurring Basis” section on page F-26 that states “certain impaired loans” are reported at fair value based on the collateral value using either Level 2 or Level 3 inputs. Please revise this section to provide the information required by paragraph 33 of SFAS 157 for the $1.33 million of impaired loans stated in Note 5 on page F-17 with respect to the Level 2 and Level 3 inputs. Consider the tabular presentation suggested in paragraph A36 of SFAS 157.

Pursuant to the Staff’s comment, we have revised the footnote on page F-29 of the Amendment.

36.	For impaired loans with fair value measured using Level 3 inputs, please include the information required by paragraph 32.c and 32.d of SFAS 157 including the reconciliation of the beginning and ending balances of these Level 3 measurements similar to that illustrated in paragraph A35 of SFAS 157.

Mr. Mark Webb

August 7, 2009

The value of the impaired loans stated in Note 5 was determined utilizing Level 2 input, accordingly no additional information is provided.

Where You Can Find More Information, page 83

37.	You cannot incorporate previously filed Schedule 14A filings by reference into a proxy statement. Please revise as appropriate.

Pursuant to the Staff’s comment, the Company has deleted the reference in the Amendment.

38.	Please correct the address of the Securities and Exchange Commission.

Pursuant to the Staff’s comment, the requested correction has been made on page 90 of the Amendment.

Form 10-K for the year ended December 31. 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, Asset Quality, page 31

39.	We refer to the five-year table of nonperforming assets that states nonaccrual loans were $14.4 million as of December 31, 2008. Please tell us and in future filings discuss in this section why the impaired loans totaling $20.3 million shown in the table of financial assets measured on a nonrecurring basis in Note 16, Fair Value Measurements were $5.9 million greater than total non-accrual loans as of that date. Provide us with a similar analysis for the $10.1 million difference between the $31.0 million of nonaccrual loans stated in the “Asset Quality” section and the $20.9 million of impaired loans in Note 13, Fair Value Measurements of the Form 10-Q for the period ended March 31, 2009.

In the Company’s Form 10-K for the year ended December 31, 2008, Note 3 of the Notes to the Consolidated Financial Statements indicates that the valuation allowance related to $24.1 million of impaired loans at December 31, 2008 was $3.8 million. This net balance of $20.3 million compared to $14.4 million of nonaccrual loans represents the $5.9 million referenced in the comment. With respect to the Company’s Form 10-Q for the quarterly period ended March 31, 2009, the fair value measurements footnote incorrectly omitted $10.7 million of impaired loans with a valuation allowance. The figure should have been $31.6 million in the fair value measurements footnote. When compared to the nonaccrual loan total of $31.0 million, the difference would have been $603,000.

In the Company’s Form 10-Q for the quarterly period ended June 30, 2009 we have properly included, and in all future filings we will properly include, the valuation allowance associated with all impaired loans.

Item 11.	Executive Compensation, page 10

40.	In your Compensation and Discussion and Analysis section you disclose your “total compensation philosophy.” The discussion that follows appears to discuss the framework of your compensation philosophy and components, but not the specific factors and the amount of weight such factors were given that led to the Compensation Committees’ decisions.

Mr. Mark Webb

August 7, 2009

In future filings please include more specific information regarding your payment of compensation, such as, but not limited to, what are the Company’s actual targets and whether those targets were satisfied regarding your earnings per share growth and asset growth goals and what were the specific individual/divisional targets set by the Compensation Committee for a given year. Your Compensation and Discussion and Analysis should be as detailed as possible, especially in light of the economic uncertainties financial companies face today.

To the extent you believe that disclosure of performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The Staff’s comment is noted, and the Company acknowledges the guidance and suggestions offered by the Staff, especially those relating to including more details in future filings that include a “Compensation Discussion and Analysis” (“CD&A”). As requested, the Company’s future filings containing a CD&A will be more analytic with respect to CD&A disclosure. In addition, the Company will consider whether specific targets can be included without competitive harm, and if not, then the Company will review carefully its obligations under Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

*    *    *

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (804) 343-4079 or George P. Whitley at (804) 343-4089.

Sincerely,

/s/ Scott H. Richter
Scott H. Richter

Enclosures

cc:	Eric Envall, Esq.
Mr. G. William Beale
Mr. D. Anthony Peay
Janis Orfe, Esq.
Joseph C. Carter, III, Esq.
George P. Whitley, Esq.

Appendix A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Proxy Statement of Union Bankshares Corporation of our reports dated February 26, 2009, relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in the Annual Report on Form 10-K of Union Bankshares Corporation for the year ended December 31, 2008.

We also consent to the reference to our firm under the caption “Experts” in the Proxy Statement.

Winchester, Virginia

August 7, 2009

Appendix B

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement (No 333-156946) on Form S-3 of Union Bankshares Corporation of our report dated March 25, 2009, relating to our audit of the consolidated financial statements of First Market Bank F.S.B. and its subsidiaries as of and for the years ended December 31, 2008 and 2007 and our report on internal control over financial reporting as of December 31, 2008 and our report dated March 18, 2008, relating to our audit of the consolidated financial statements of First Market Bank F.S.B. and its subsidiaries as of and for the years ended December 31, 2007 and 2006, included in this proxy.

Richmond, Virginia

August 6, 2009